Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	Years Ended January 31,					Five Months Ended June 30, 2004	Year Ended June 30, 2005
	2001	2002	2003	2004
Earnings (loss), as defined:
Net income (loss)	$13,436	$(29,837)	$18,150	$2,036		$(31,843)	$37,604
Income taxes	8,091	(9,014)	7,059	(4,112)		(14,188)	17,403
Fixed charges, as defined below	20,617	47,433	45,742	43,226		11,468	27,893

Total earnings, as defined	$42,144	$8,582	$70,951	$41,150		$(34,563)	$82,900

Fixed charges, as defined	$20,617	$47,433	$45,742	$43,226		$11,468	$27,893

Total fixed charges, as defined	$20,617	$47,433	$45,742	$43,226		$11,468	$27,893

Ratio of earnings to fixed charges	2.04	(1)	1.55	0.95	(2)	(3)	2.97

The Company’s consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, taxes, and fixed charges. Fixed charges include interest, amortization of debt expense, discount on premium relating to indebtedness and one-third of rental expense.

(1) For the fiscal year ended January 31, 2002, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $38.9 million was necessary for the fiscal year ended January 31, 2002, to provide a one-to-one coverage ratio.

(2) For the fiscal year ended January 31, 2004, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $2.1 million was necessary for the fiscal year ended January 31, 2004, to provide a one-to-one coverage ratio.

(3) For the five-months ended June 30, 2004, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of approximately $46.0 million was necessary for the five-months ended June 30, 2004, to provide a one-to-one coverage ratio.